

Mail Stop 3030

April 7, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. Michael J. Tokich
Chief Financial Officer
Steris Corporation
5960 Heisley Road
Mentor, Ohio   44060

> **Re:** **Steris Corporation**
> **Form 10-K for the Year Ended March 31, 2008**
> **Filed May 30, 2008**
> **Form 10-Q for the Quarter Ended December 31, 2008**
> **File No. 001-14643**

Dear Mr. Tokich:

We have reviewed your response letter dated March 27, 2009 and we have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this lette

Form 10-K for the Year Ended March 31, 2008

Item 13. Certain Relationships and Related Transactions…, page 10

1.   We note your response to our prior comment 16; however, it is unclear how you have determined that the provisions in your Director Code of Ethics and your Code of Business Conduct for Employees will fulfill your disclosure obligations under Regulation S-K Item 404(b), as your existing codes are not tied to the disclosure requirements in Item 404(a). Please tell us how your future filings will satisfy each of the requirements of Regulation S-K Item 404(b), including Item 404(b)(1)(ii).

Form 10-Q for the Quarter Ended December 31, 2008

Notes to Consolidated Financial Statements, page 6

Note 11. Business Segment Information, page 20

2.   We note your disclosure of long-lived assets by geographic area. This disclosure should present tangible assets only and should not include intangibles. Refer to question 22 in the FASB Staff Implementation Guide to SFAS 131. Revise future filings as necessary.

Section 906 Certifications

3.   We note that your certification furnished pursuant to Rule 13a-14(b) of the Exchange Act refers to the quarter ended December 31, *2007*. Please amend your December 31, 2008 Form 10-Q to include this certification for the appropriate period. The amendment should include the entire filing with the revised certifications.

        As appropriate, please amend your December 31, 2008 Form 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner, Staff Attorney, at (202) 551-3463, or Jay Mumford, Reviewing Attorney, at (202) 551-3637 if you have questions on any other comments. In this regard, do not hesitate to contact me or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 with any questions.

Sincerely,

Lynn Dicker
Reviewing Accountant